Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Arch Chemicals, Inc.:

We consent to the use of our report dated February 20, 2009, with respect to the consolidated balance sheets of Arch Chemicals, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.

Our report on the consolidated financial statements refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes in 2007, and the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans in 2006.

/s/ KPMG LLP

Stamford, Connecticut

May 15, 2009